Exhibit 21.1.

Subsidiaries

AIVtech Holding (Hong Kong) Co., Ltd., a Hong Kong company.
Shenzhen AIV Electronics Co., Ltd., a wholly foreign owned enterprise incorporated in the People’s Republic of China.
Dongguan AIV Electronics Co., Ltd., a company incorporated in the People’s Republic of China.

The Company’s organizational structure was developed to permit the infusion of foreign capital under the laws of the PRC and to maintain an efficient tax structure, as well as to foster internal organizational efficiencies. The Company’s organization structure is summarized in the figure below: